Exhibit 99.1

News Release
NYSE, TSX: NTR

May 6, 2020

Nutrien Shareholders Vote in line with Management’s

Recommendations for All Resolutions

Saskatoon, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today the results of its annual meeting of shareholders held on May 6, 2020 (the “Meeting”). A total of 436,867,210 common shares, representing 76.76% of common shares outstanding, were represented at the Meeting.

“We are pleased to have successfully completed our first virtual only annual meeting and want to thank our shareholders for participating,” said Mayo Schmidt, Chair of the Board of Directors. “The Meeting also marked the retirement of John W. Estey from the Board after having served as a director of Nutrien and its predecessors since 2003. In addition to his valued service prior to the formation of Nutrien, John has chaired Nutrien’s Safety & Sustainability Committee (formerly the Safety, Health, Environment + Security Committee) since its inception providing leading oversight as these topics have become increasingly prominent for Nutrien and its stakeholders. We thank John for his many contributions and wish him the best.”

Results of the matters voted on at the Meeting are set out below.

Election of Directors

Nutrien’s 11 director nominees were elected:

	Votes For (percent)	Votes Withheld (percent)
Christopher M. Burley	98.86%	1.14%
Maura J. Clark	98.91%	1.09%
David C. Everitt	95.85%	4.15%
Russell K. Girling	98.87%	1.13%
Miranda C. Hubbs	99.64%	0.36%
Alice D. Laberge	98.77%	1.23%
Consuelo E. Madere	99.58%	0.42%
Charles V. Magro	98.88%	1.12%
Keith G. Martell	98.20%	1.80%
Aaron W. Regent	88.81%	11.19%
Mayo M. Schmidt	98.99%	1.01%

Appointment of Auditors

KPMG LLP, Chartered Accountants, was re-appointed as auditor of Nutrien.

Votes For (percent): 99.37%

Votes Withheld (percent): 0.63%

Advisory Vote on Executive Compensation

A non-binding advisory vote to accept Nutrien’s approach to executive compensation was approved.

Votes For (percent): 92.21%

Votes Against (percent): 7.79%

Full voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 25 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

FOR FURTHER INFORMATION:

Investor Relations:

Richard Downey

Vice President, Investor Relations

(403) 225-7357

Tim Mizuno

Senior Manager, Investor Relations

(306) 933-8548

Media Relations:

Will Tigley

Manager, Communications – CEO and Corporate Functions

(403) 225-7310

Contact us at: www.nutrien.com

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